UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                 (Amendment No. _____________)*

                        Platronics, Inc.
                        (Name of Issuer)

                 Common Stock ($ .10 Par Value)
                 (Title of Class of Securities)

                           727652109
                         (CUSIP Number)

David W. Swartz, Esquire Stevens & Lee, 111 North Sixth Street,
      Reading, Pennsylvania  19603      (610-478-2000)
(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           July 7, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 910150101

1.   Sheridan Printing Company, Inc.
          IRS Identification No.:  22-1631052

2.   Check the appropriate box is a member of a group* (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds*
          WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With

     7.   Sole Voting Power
               540,500

     8.   Shared Voting Power
               0

     9.   Sole Dispositive Power
               540,500

     10.  Shared Dispositive Power
               0

11.  Aggregate amount beneficially owned by each reporting person
          540,500

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                        [ ]

13.  Percent of class represented by amount in row (11)
          59.4%

14.  Type of reporting person*
          CO

                          SCHEDULE 13D

ITEM 1.   Security and Issuer.

          This Schedule 13D relates to shares of common stock, par value $.10 per share, of Platronics, Inc. ("Platronics"), a business corporation incorporated under the laws of the State of New Jersey. The principal executive offices of Platronics are located at ______________________________, __________, New Jersey
______.

ITEM 2.   Identify and Background.

          (a), (b) and (c). This Schedule 13D is filed by Sheridan Printing Company, Inc. ("Sheridan"), a business corporation incorporated under the laws of State of New Jersey. Sheridan is a commercial printing company specializing in technical publications and commercial offset lithography. Sheridan's principal business and offices are located at 1425 Third Street, Alpha, New Jersey 08865.

          The name, business address and present occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer, director and controlling person of Sheridan are as follows:

                                 Present Principal
Name                             Business Address                  Occupation or Employment
James E. Sheridan                1425 Third Avenue                 Director and
                                 Alpha, New Jersey  08865          Shareholder

Wayne L. Pesaresi                1425 Third Avenue                 Director and
                                 Alpha, New Jersey  08865          Shareholder

Elizabeth F. Pesaresi            1425 Third Avenue                 Director and
                                 Alpha, New Jersey  08865          Shareholder


          (d) and (e). Neither Sheridan nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f). Each Natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

Item 3.   Source and Amount of Fund or Other Consideration.

          The source of funds to be used by Sheridan in making a purchase of shares of common stock of Platronics, to which this
Schedule 13D relates, is from the working capital of Sheridan.

Item 4.   Purpose of Transaction.

          The purpose of the transactions described in Item 5 hereof is to obtain a controlling interest in Platronics necessary to control the business operations, management and direction of Platronics. Sheridan believes that the core business of Platronics is viable and provides a profitable business opportunity for Platronics and its shareholders. Sheridan presently intends to continue to operate the business of Platronics substantially unchanged from its historical business operations while providing management expertise, cost controls and assistance with purchasing inventory and related raw materials. Sheridan also presently intends to cause Platronics to become current in connection with its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to the foregoing:

          (a) While Sheridan has no current plans to make additional purchases of Platronics common stock, Sheridan may, from time to time, engage in additional purchases of Platronics common stock in the open market or in privately negotiated transactions.

          (b) Sheridan has no plans at present to engage in any extraordinary corporate transactions including a merger, reorganization or liquidation involving Platronics or any of its subsidiaries.

          (c) Sheridan has no plans at present to sell or transfer a material amount of assets of Platronics or any of its subsidiaries.

          (d) The Board of Directors of Platronics consists of four members. In connection with the transactions described herein, three of the four Board members of Platronics resigned, and Sheridan has caused the election of three nominees proposed by it to fill such vacancies. Accordingly, Sheridan may be deemed to control the Board of Directors by virtue of the fact that its representatives constitute three of the four directors. Sheridan has no plans to change either the number or term of directors of Platronics.

          (e) Sheridan has no plans at present to affect any material change in the present capitalization or dividend policy of Platronics.

          (f) Sheridan has no plans at present to affect any material change of the business or corporate structure of Platronics.

          (g) Sheridan has no plans at present to affect any changes in the charter, bylaws or instruments corresponding thereto of Platronics or other action which may impede the acquisition of control of Platronics by any other person.

          (h) Sheridan has no plans at present to cause any of the securities of Platronics to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national association.

          (i) Sheridan has no plans at present to take any additional actions to cause a class of equity securities of Platronics to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

          (j) Except as otherwise described above, Sheridan has no plans at present to take any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) Based on 910,031 shares of Platronics common stock outstanding on June 30, 1997, Sheridan may be deemed the beneficial owner, in the aggregate, of 540,500 shares of Platronics common stock. These 540,500 shares would represent approximately 59.4% of Platronics shares of common stock outstanding upon issuance, assuming that no other shares are issued by Platronics, including shares issuable upon exercise of any options outstanding for Platronics common stock. No person identified in Item 2(a), (b) and (c) hereof is the beneficial owner of any shares of common stock of Platronics.

          (b) Sheridan will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Platronics common stock which Sheridan has acquired.

          (c) The following table sets forth transactions by Sheridan in Platronics common stock over the prior sixty days.

                   Number                           Total
                     of                             Price
                   Shares           Price            Per
                  Acquired        Per Share        Purchase

7-1-97              5,000            .05               250
7-1-97              5,000            .05               250
7-1-97              5,000            .05               250
7-1-97              5,000            .05               250
7-1-97              5,000            .07               350
7-1-97              5,000            .07               350
7-2-97              5,000            .11               550
7-2-97              5,000            .11               550
7-2-97              5,000            .20             1,000
7-7-97              5,000            .23             1,150
7-7-97              5,000            .23             1,150
7-7-97              5,000            .23             1,150
7-7-97              5,000            .25             1,250
7-7-97              5,000            .25             1,300
7-8-97              5,000            .4375           2,187.50
7-8-97              5,000            .6875           3,437.50
7-15-97           460,500            .75           345,375

                  540,500                          360,800


There were no other transactions in the common stock of Platronics by either Sheridan or any person identified in
Item 2(a), (b) and (c) hereof during the sixty days preceding the date of this Schedule 13D.

          (d) No person other than Sheridan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Platronics common stock that may be deemed beneficially owned by Sheridan.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Neither Sheridan nor any person identified in
Item 2(a), (b) and (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Platronics including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 1997                 SHERIDAN PRINTING COMPANY, INC.

                              By /s/ James E. Sheridan
                                   James E. Sheridan,
                                   Director and Shareholder